3/11

BB 3/6

03013775

ITED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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SEC FILE NUMBER
8-16789

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Moran Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Franklin, Suite 700
(No. and Street)

Chicago, Illinois 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F. Moran (312) 407-6700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kapple Jensen & Associates
(Name — if individual, state last, first, middle name)

120 E. Ogden Avenue, Suite 130 (Address) Hinsdale (City) Illinois (State) 60521 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 06 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 21 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas F. Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moran Securities, Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

Signature

President

Title

OFFICIAL SEAL
JEFFREY C RAPPIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/21/03

Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

MORAN SECURITIES, INC.
(A Limited Partnership)

For the Year Ended December 31, 2002

<u>SECURITIES AND EXCHANGE COMMISSION</u>
Washington, D. C. 20549

ANNUAL AUDITED REPORT
PURSUANT TO RULE 17a-5(d)

For The Year Ended December 31, 2002

<u>MORAN SECURITIES, INC.</u>
(Name of Respondent)

Suite 700
One North Franklin
<u>Chicago, Illinois 60606</u>
(Address of principal executive office)

Thomas F. Moran
President
Moran Securities, Inc.
One North Franklin
Chicago, IL 60606
<u>Telephone 312/407-6700</u>
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

AUDITED FINANCIAL STATEMENTS

MORAN SECURITIES, INC.

Year Ended December 31, 2002

KAPPLE JENSEN & ASSOCIATES
A CERTIFIED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
MORAN SECURITIES, INC.
Chicago, Illinois

We have audited the financial statements of Moran Securities, Inc. for the year ended December 31, 2002, and have issued our report thereon dated January 24, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Moran Securities, Inc. that we considered to be relevant to the objective stated in Rule 17a-5(g), [1] in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11); [2] in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; and [3] in determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system of internal accounting control are to provide management with reasonable, but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph herein.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

120 E. OGDEN AVENUE, SUITE 130, HINSDALE, IL 60521 630 455-0825 PHN 630 455-0917 FAX

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Moran Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness. In addition, the Company was in compliance with conditions of the exempt provisions of Rule 15c3-3 as of December 31, 2000 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and National Associations of Securities Dealers and should not be used for any other purposes.

Kapple Jensen & Assoc

KAPPLE, JENSEN & ASSOCIATES

Hinsdale, Illinois
January 24, 2003

STATEMENT OF FINANCIAL CONDITION

MORAN SECURITIES, INC.
Year Ended December 31, 2002

ASSETS

Current Assets:		
Cash	$	44,809
Accounts Receivable		6,520
Total Assets	$	51,329

STOCKHOLDERS' EQUITY

Stockholder's equity:		
Common Stock		
Class A, par value $.01 per share:		
Authorized -- 100,000 shares		
Issued and outstanding -- 40,000 shares	$	400
Class B, par value $.01 per share:		
Authorized -- 60,000 shares		
Issued and outstanding -- none		0
Additional paid-in capital		4,960
Retained earnings		45,969
Total Stockholders' Equity	$	51,329

See notes to financial statements.

STATEMENT OF OPERATIONS

MORAN SECURITIES, INC.
Year Ended December 31, 2002

INCOME:		
Commissions		$ 6,520
Interest		467
		$ 6,987
EXPENSES -- NOTES A & C:		
Miscellaneous	$ 369	
Professional services	2,500	
Dues, publications and subscriptions	750	
Taxes & Licenses	1,467	
		$ 5,086
NET PROFIT		$ 1,901

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

MORAN SECURITIES, INC.
Year Ended December 31, 2002

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance December 31, 2001	$ 400	—	$ 4,960	$ 44,068	$ 49,428
Net profit for the year				1,901	$ 1,901
Balance December 31, 2002	$ 400	—	$ 4,960	$ 45,969	$ 51,329

See notes to financial statements.

STATEMENT OF CASH FLOWS

MORAN SECURITIES, INC.
Year Ended December 31, 2002

OPERATING ACTIVITIES		
Net Profit for the year	$	1,901
Adjustment to reconcile net loss to net cash used in operating activities - increase in accounts receivable		(1,520)
NET CASH USED BY OPERATING ACTIVITIES	$	381
Cash at beginning of year		44,428
CASH AT END OF YEAR	$	44,809

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MORAN SECURITIES, INC.
Year Ended December 31, 2002

NOTE A – INCOME TAXES

Elections have been made to be taxed under Subchapter S of the Internal Revenue Code, which provides for inclusion of corporate income or loss in the tax returns of the individual stockholder for federal income tax purposes.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the Company's net capital, as defined, shall be maintained at the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. As of December 31, 2002 the Company had excess net capital of $50,540.

NOTE C – RELATED PARTY TRANSACTIONS

The Company shares office space with several affiliated parties. Employee compensation, office rental, and other common office expenses are paid by an affiliate and allocated among parties, based upon the relative share of time devoted to each party by the Company's officers.

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1

MORAN SECURITIES, INC.
Year Ended December 31, 2002

AGGREGATE INDEBTEDNESS	$ -
CHARGES TO NET CAPITAL - Furniture & equipment, net	$ -
NET CAPITAL	
Excess of total assets over total liabilities	$ 51,329
Total charges to net capital	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$ 51,329
Haircuts on securities - Money Market Funds ($39,450 x 2%)	$ 789
NET CAPITAL	$ 50,540
NET CAPITAL REQUIRED	
Net Capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Secretary of State
Securities Department
900 South Spring Street
Springfield, Illinois 62704

FINANCIAL TRANSMITTAL/REVIEW FORM

Moran Securities, Inc.
Fiscal Year End:
Type: D

CRD No.: 6275

THOMAS MORAN . (312) 407-6700
Name and telephone number of
person to contact regarding this Filing:

(FOR OFFICE USE ONLY)

Examiner ______________________

Date of Financial ______________________

☐ Aggregate Indebtedness/AlternativeMethod ☐

Min. Net Capital Required:
Min. Net Capital Required: (6 2/3% or .066667 of Aggre. Indebt.)
Min. Net Capital Required: (2% of Aggre. Debit Items or $100,000) (whichever is greater)
Net Cap. at Review:
Actual Aggre. Indebt.: (Liabilities)
Ratio of Aggre. Indebt.: (Aggre. Indebt. divided by Net Cap.) to 1

(Mark F for "Filed," R for "Required," and N/A for "Not Applicable.")

_____ Audited Statement
_____ Signed Opinion (Unqualified, Qualified, Adverse)
_____ Balance Sheet
_____ Income Statement
_____ Cash Flow Statement
_____ Change in Subordinated Liabilities
_____ Notes to Financial
_____ Net Capital Computation
_____ Reserve Requirement

(Mark Y for "Yes" and N for "No")

_____ Litigation/Self-Regulatory Action
_____ MUI Referred to ☐Enforcement ☐Auditors
_____ Additional Fee Due

Remarks: ______________________

Sec-279